Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of March 12, 2013, reviews Pacific Rim Mining Corp.’s (collectively, with its subsidiaries, “Pacific Rim” or “the Company”) business and financial performance for the three and nine month periods ended January 31, 2013 (“Q3 2013”), in comparison to the three and nine month periods ended January 31, 2012 (“Q3 2012”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s Q3 2013 Interim Consolidated Financial Statements and accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements. This MD&A is also intended to supplement and complement the Company’s Fiscal 2012 annual audited financial statements and notes, annual MD&A and Annual Information Form, filed on the SEDAR and EDGAR systems on July 27, 2012, and as such, should be read in conjunction with these documents, which are available on SEDAR (www.sedar.com) and at the Company’s website (www.pacrim-mining.com). The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to information that is based on assumptions of management, forecasts of future results, and estimates of amounts not yet determinable. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to the outcome of legal proceedings; political and regulatory risks associated with mining and exploration; risks related to the maintenance of exchange listings; risks related to environmental regulation and liability; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks related to gold price and other commodity price fluctuations; and other risks and uncertainties related to the Company’s prospects, properties and business detailed elsewhere in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations. The SEC does not recognize these terms and does not normally permit such terms to be used in reports and registration statements filed with the SEC. These terms differ from the definitions in the United States Securities Exchange Commission ("SEC") Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended. Under U.S. standards, mineralization may not be classified as a "reserve" unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. Furthermore, Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. Nature of Operations

Pacific Rim is mineral exploration company focused on high grade, environmentally clean gold deposits in the Americas and committed to excellence in environmental stewardship and social responsibility. Pacific Rim’s primary asset is the advanced-stage, vein-hosted El Dorado gold deposit in El Salvador, where the Company also owns several grassroots gold projects. The Company additionally holds a joint venture option on the Hog Ranch epithermal gold project in Nevada and is continuously evaluating additional exploration opportunities elsewhere in the Americas.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.), and Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

The Company’s business activity is primarily focused on resolving the El Dorado project permitting impasse, including legal recourse. In addition, the Company continues to seek new exploration opportunities that fit its areas of focus and expertise.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of an arbitration claim (the “Arbitration”) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washington, DC. Initiated in 2009 by the Company’s subsidiary and owner of the El Dorado project, PacRim, the Arbitration claim was originally filed under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “Investment Law”). In its decision related to jurisdiction objections filed by the GOES, ICSID, in June 2012, ruled that the Arbitration could proceed under the Investment Law to its final phase wherein the merits of the claim will finally be addressed. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to resuming its advancement of the El Dorado project.

The Company acquired an option to earn a 65% interest in the Hog Ranch gold property in Nevada in fiscal 2012 following which it conducted a surface exploration program and selected targets for a Phase 1 drill program on the property. During Q1 2013 the Company received the permit to conduct this drill program, which permit is valid for two years from the date it was granted. The Company also has the opportunity (by virtue of a Letter of Intent signed during fiscal 2011) to acquire a 100% interest in the Remance property in Panama. Both projects are more fully described below and in the Company’s Fiscal 2012 MD&A.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

1.1 Significant Events

No significant technical or corporate events occurred during the three months ended January 31, 2013.

Having completed a financing that allows the Company to meet its immediate needs, and signed a legal services fee agreement that provides for cost certainties related to the Arbitration (which events are thoroughly described in the Company’s Q2 2013 MD&A), the Company’s focus in the coming months will center on ongoing efforts to persuade the GOES to reconsider its actions and inactions in relation to mining and its role in the economic development of El Salvador, and on preparations for the delivery of initial written testimony (PacRim’s “Memorial”) for the Arbitration. While the Company does not foresee the need for additional financing during the remainder of fiscal 2013, as it is without revenues, additional financing will be necessary in the future. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved. Readers are strongly encouraged to review the information provided in Section 13 –Risks and Uncertainties.

[The foregoing paragraph contains forward-looking information regarding events and situations management anticipates the Company will face in fiscal 2013 and beyond. These statements are based on timelines provided to the Company by arms-length parties, management’s identification and current perusal of potential new project acquisitions, and the Company’s current cash position and anticipated budget requirements for the coming year. The Company’s financial results and/or business plans may be affected and/or differ from what is currently anticipated should any of these assumptions prove incorrect. Readers are encouraged to review Sections 6, 13, and 15 below.]

1.2 Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents and future financings and/or financial arrangements in order to fund legal, exploration and administration expenses. Additional funding will be required in the future to maintain its ongoing exploration programs and property commitments, to continue the Arbitration claim, and for administrative purposes. The Company’s ability to secure future financing is dependent on numerous factors, many of which are outside of the Company’s control, including fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. While these factors are dynamic and likely to change over time, at present, equity financing for mineral exploration companies is difficult. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be dilutive to the Company’s shares and shareholders. As it has in the past, the Company would likely seek additional financing through, but not limited to, the issuance of additional equity.

Readers are encouraged to review the Risks and Uncertainties outlined in Section 13 and more thoroughly described in the Company’s Fiscal 2012 MD&A.

1.3 Overall Financial Performance

Pacific Rim is an exploration company that relies on cash and cash equivalents to fund its exploration and general and administrative expenses.

For the three month period ended January 31, 2013, Pacific Rim recorded a net loss of $(0.9) million ($(0.00) per share), compared to net loss of $(0.9) million ($0.01 per share) for the same period a year earlier. The loss recorded for Q3 2013 is primarily a result of operating losses of $(1.0) million, offset by a $0.1 million gain on derivative liability (unrealized income related to changes in the fair value of common stock warrants issued by the Company during private placement financings). This compares virtually identically to the results of operations for Q3 2012, when the Company recorded an operation loss of $(1.0) million and a gain on derivative liability of $0.1 million.

At January 31, 2013, the value of the Company’s current assets was $2.9 million, compared to $1.4 million at April 30, 2012, an increase of $1.5 million. This increase is primarily the result of an increase in cash related to the Company’s October 2012 private placement financing, offset by expenditures of cash on exploration, general and administrative responsibilities and the Arbitration action as outlined in Section 5 above. Resource property balances at January 31, 2013 were negligibly higher than the April 30, 2012 balance ($5.51 million and $5.49 million respectively).

At January 31, 2013 the Company had current liabilities of $1.6 million, unchanged from the April 30, 2012 balance of $1.6 million. Of the accounts payable and accrued liability balances, $1.2 million at January 31, 2013 (compared to $1.4 million at April 30, 2012) is due to one vendor associated with the Arbitration action.

As a result of the increase in current assets, the Company’s working capital increased by $1.6 million between April 30, 2012 ((0.2) million) and January 31, 2013 ($1.4 million).

2. Significant Exploration Projects

Through its U.S. and Salvadoran subsidiaries, Pacific Rim holds three exploration projects in El Salvador: the advanced-stage El Dorado gold project and the early-stage Santa Rita and Zamora-Cerro Colorado gold projects, and is the operator of the Hog Ranch property in Nevada (on which property the Company has the option to earn a 65% joint venture interest). Through an existing letter of intent, the Company has the option to acquire a 100% interest in the Remance property in Panama, but has to date foregone signing of a final acquisition agreement pending confirmation by the vendor that the Remance mine permit has been extended (additional details are provided in Section 2.3 below). The Company is evaluating a number of mineral projects in other jurisdictions for potential acquisition as part of its project generation efforts.

The Company did not invest significantly in exploration work to advance the El Dorado project, or any of its other existing exploration projects in El Salvador, during Q3 2013.

Background information regarding the Company’s key exploration projects in El Salvador and elsewhere is provided in its Fiscal 2012 Annual Management’s Discussion and Analysis available at www.pacrim-mining.com or www.sedar.com.

2.1 El Dorado Gold Project, El Salvador

2.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometres northeast of the capital city San Salvador, is Pacific Rim’s most advanced-stage exploration property. Pacific Rim, through Pac Rim and PRES, owns 100% of the El Dorado project.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. Pacific Rim has defined 6 gold deposits to date within the El Dorado project area including the Minita, South Minita and Balsamo deposits that host the bulk of the project’s resources.

Readers are referred to the Company’s Fiscal 2012 MD&A for a thorough description of the El Dorado project claims and tenure, including the project’s tabulated gold and silver resources.

2.1.2 Q3 2013 Developments

In July 2008 the Company suspended all drilling activity at the El Dorado project. This difficult decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. While the Company did not conduct any significant exploration work to further advance the El Dorado project during Q3 2013 it did continue to conduct care and maintenance responsibilities, baseline environmental data collection, community consultations and charitable endeavours. During Q3 2013 the Company also continued its efforts to secure the El Dorado mining permit by pursuing support from key decision makers in the United States and continuing to reach out to key stakeholders in El Salvador.

2.1.3 Permitting

A thorough description of the process for obtaining an exploitation concession (aka mining permit) under El Salvadoran law, and Pacific Rim’s efforts to obtain approval of its El Dorado Environmental Impact Study (“EIS”) as a precursor to approval of the El Dorado exploitation concession are available in the Company’s Fiscal 2012 MD&A. There were no material developments in the Company’s application for environmental or exploitation permits during Q3 2013.

2.1.4 Arbitration Action

In late 2010, the GOES filed the Jurisdiction Objection wherein they asserted that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. During fiscal 2012 hearings were held at ICSID headquarters in Washington, DC in order for the Tribunal to hear argument and witness testimony regarding the Jurisdiction Objection.

During Q1 2013 the ICSID Tribunal overseeing the Arbitration action issued its ruling on the Jurisdiction Objections. The Tribunal determined ICSID (at the World Bank) has jurisdiction and will hear PacRim’s claims under the Salvadoran Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to oversee this case at its headquarters in Washington, DC. The Jurisdiction Objection decision is more thoroughly described in the Company’s Q1 2013 MD&A and in news release # 12-05.

During Q2 2013, the Company signed a service and fee agreement with its legal counsel Crowell & Moring, LLP that precludes any fee overruns associated with our legal representation as the Arbitration moves forward (see news release #12-10). The agreement also continues the Company’s relationship with Crowell & Moring, LLP, who have represented the Company and its subsidiary Pac Rim Cayman, LLC throughout the Arbitration and successfully argued for the Company in both sets of objections raised by the Government of El Salvador.

The Arbitration claim is now in the final phase, wherein the merits of PacRim's claims will finally be addressed. PacRim’s Memorial (initial written testimony in which the details of its case our presented) is now in preparation and will be submitted to the Tribunal in late March 2013. This submission will be followed by a written response from the GOES and oral testimony by both parties before the Tribunal. Based on these submissions and testimonies, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws.

[The previous paragraph contains a forward-looking statement based on management’s understanding of ICSID’s timing and processes regarding the arbitration action and the Company’s intent to continue the arbitration action. Should the GOES issue the necessary permits for the El Dorado mine to proceed, or should the Company fail to secure adequate financing to proceed with the arbitration claim, the action may not proceed as anticipated. Readers are referred to Section 13, Risks and Uncertainties for additional disclosure.]

Copies of all written testimony and filings made in connection with PacRim’s Arbitration action, on behalf of both the claimant and respondent, are available at ICSID’s website www.icsid.worldbank.org.

2.1.5 Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration project. El Dorado has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category (readers are referred to the Company’s March 2008 El Dorado Technical Report filed on SEDAR www.sedar.com for additional important information regarding the El Dorado resources). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes; however its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES. The El Dorado project is currently the subject of an Arbitration action under the auspices of the Investment Law of El Salvador, as discussed above.

[The foregoing paragraph contains forward-looking statements regarding management’s expectation that the El Dorado deposits will be low cost and environmentally low impact relative to other gold operations worldwide. These assessments are based on the economic results of a 2005 pre-feasibility study for the El Dorado project (available on SEDAR at www.sedar.com), and preliminary mineralogical and environmental testing of the El Dorado deposits. More current and/or rigorous economic analysis and more thorough testing may prove these assumptions erroneous.]

The Company drastically reduced its Salvadoran exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2013 and for the foreseeable future.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake at the El Dorado project in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company’s continued title and access to the El Dorado property and availability of sufficient working capital. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Dorado project until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Dorado project is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2013 and beyond may not occur as planned.]

2.2 Hog Ranch Gold Project, Nevada

During Fiscal 2012, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. signed a Definitive Agreement with ICN Resources Ltd. and Washoe Gold Inc. providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch Property located in Washoe County, Nevada, approximately 180 km north of Reno.

As per the Definitive Agreement, PREx has been granted the option to acquire a 65% interest (the “Interest”) in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration. Details of the payment schedule and other terms of the Hog Ranch Agreement, as well as background information regarding the Hog Ranch property and the Company’s exploration work on the property to date, are provided in the Company’s Fiscal 2012 MD&A.

During Q1 2013 the Company was granted a permit to conduct a 10-15-hole (approximately 12,000 meter) drill program at the Hog Ranch property, which permit is valid for 2 years from the grant date and allows for expansion the drill program to 31 holes. The Company has selected and prioritized drill targets for Hog Ranch but has elected to forestall commencement of this Phase 1 drill program until such time as it can minimize the dilution on the cost of capital necessary to undertake the program (conditions for which are not likely to occur until such time as the El Dorado permit is granted). In addition to being subject to financing, commencement of this drill program is dependent on sourcing of drill contractors at a competitive rate. As such, the Hog Ranch drill program is not likely to commence during fiscal 2013 as was previously anticipated.

No significant exploration work was undertaken at the Hog Ranch property during Q3 2013.

[The foregoing paragraph contains forward-looking statements regarding the timing of drilling programs management intends to undertake at the Hog Ranch. This expectation is based on various assumptions including but not limited to: the ability to secure future financing; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2013 and beyond may not occur as planned.]

2.3 Remance Gold Project, Panama

During fiscal 2011 the Company signed a Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) (collectively with the Company, the “Remance Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America.

The Remance Parties have agreed to sign a formal option agreement (the “Formal Agreement”) granting the Company the exclusive right and option (the "Option") to acquire 100% of Minera Clifton's right, title and interest in the Remance project as soon as practicable. Signing of the Formal Agreement has not been concluded at this time and is currently highly uncertain. Minera Clifton’s application for an extension to the Remance concession term, as provided by Panamanian law, was recently denied; a decision which is currently being appealed by Minera Clifton. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, the outcome of this process, and hence the Company’s final acquisition of the Remance project, is highly uncertain. If signed, the Formal Agreement will be subject to all required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”).

[The foregoing paragraph contains forward-looking statements regarding the Company’s potential plans for the Remance project during fiscal 2013 and beyond. These plans are based on various assumptions including but not limited to Minera Clifton’s successful appeal of the Remance extension application denial, the signing of the Formal Agreement, the anticipated receipt of all regulatory approvals for the Formal Agreement and subsequent option terms as necessary, the receipt of any necessary exploration permits from Panamanian regulatory authorities, and other risks and uncertainties as outlined below. Should any of these assumptions prove incorrect, the Company’s final acquisition of the Remance project, and/or its anticipated exploration program for Remance may not occur as planned.]

Details of the terms of the Remance LOI as well as background information about the property are provided in the Company’s Fiscal 2012 MD&A. No further developments related to the Remance property occurred during Q3 2013.

2.4 Santa Rita and Zamora-Cerro Colorado Gold Projects, El Salvador

The Company‘s Santa Rita and Zamora-Cerro Colorado projects cover low-sulfidation epithermal gold districts in El Salvador. The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project and is 100% claimed by the Company through staking. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence. The Zamora-Cerro Colorado project comprises certain claims that are subject to an option agreement with a third party and additional claims that were staked and are100% owned by the Company. The Santa Rita and Zamora-Cerro Colorado projects occur along a regional gold belt that the Company believes stretches from its El Dorado system in El Salvador to a number of million-plus ounce gold systems in Guatemala.

Exploration activities were curtailed at both the Santa Rita and Zamora-Cerro Colorado projects in July 2008, concurrent with cessation of drilling at the El Dorado project, in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. No material developments occurred on the Santa Rita or Zamora-Cerro Colorado since that time. The Company intends to maintain the Zamora-Cerro Colorado licences during fiscal 2013 and beyond, and awaits approval of the re-staked Santa Rita licence. During fiscal 2010 an amendment to the Zamora-Cerro Colorado option agreement was signed by the Company and the property vendors Nycon Resources, Inc. and Cerro Colorado S.A. de C.V. (together, the “Optionor”). Under the terms of the amended agreement, the Company will retain its 100% option on the claims comprising the Zamora-Cerro Colorado property but will defer further option payments to the Optionor until the earlier of February 11, 2015 or such time as the Company receives an approved mining permit for the El Dorado project (being a clear signal of the GOES’s support of the mining industry in El Salvador). All other aspects of the option agreement remain unchanged.

Readers are referred to the Company’s Fiscal 2012 MD&A for a thorough description of the Santa Rita and Zamora-Cerro Colorado project claims and exploration targets and the terms of the Zamora-Cerro Colorado option agreement.

[The foregoing paragraph contains forward-looking statements regarding the Company’s plans for the Santa Rita and Zamora-Cerro Colorado projects for fiscal 2013 and beyond. This expectation is based on various assumptions including but not limited to DOREX being granted title and access to the Santa Rita property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the Santa Rita and Zamora-Cerro Colorado projects until the new Santa Rita exploration licence is approved and certain other permits are granted, the implication being that if and when these licences and permits are granted, increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of significant exploration at the Santa Rita and Zamora-Cerro Colorado projects is dependent on the re-establishment of tenure at Santa Rita, the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2013 and beyond may not occur as planned.]

2.5 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses on low-sulfidation epithermal gold systems, which are environmentally clean, high grade, and have potentially low cost production, and continuously evaluates and seeks to acquire new project opportunities that fit its exploration criteria and meet its high standards.

In recent years, the Company shifted the focus of its grassroots exploration initiatives out of El Salvador to other jurisdictions that have similarly prospective mineral potential but a more robust appreciation of the economic benefits of the mining industry. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems in the past and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions and elsewhere along the Pacific Rim. While the Company continues to seek additional high quality projects that fit its exploration focus, there are no guarantees that any project evaluation or due diligence work currently underway will result in a positive outcome or that the Company will be successful in acquiring any of the projects it is currently evaluating.

3. Results of Operations

For the three month period ended January 31, 2013, Pacific Rim recorded a net loss of $(0.9) million ($(0.00) per share), compared to net loss of $(0.9) million ($0.01 per share) for the same period a year earlier. The loss recorded for Q3 2013 is primarily a result of operating losses of $(1.0) million, offset by a $0.1 million gain on derivative liability (unrealized income related to changes in the fair value of common stock warrants issued by the Company during private placement financings). This compares virtually identically to the results of operations for Q3 2012, when the Company recorded an operation loss of $(1.0) million and a gain on derivative liability of $0.1 million.

For the nine months ended January 31, 2013, Pacific Rim recorded a loss of $(2.8) million or $(0.01) per share, compared to a loss of $(1.5) million or $(0.01) per share, for the nine months ended January 31, 2012. This $1.3 million increase in net loss period over period is primarily attributable to a $1.3 million difference in unrealized gain on derivative liability ($1.5 million for the first nine months of fiscal 2012 compared to $0.2 million for the same period of the current fiscal year).

3.1 Expenses

Exploration expenses were $0.4 million during Q3 2013 compared to $0.6 million during Q3 2012 reflecting a slowdown in activity during the current quarter. Expenses related to the ICSID Arbitration were $0.3 million during Q3 2013 compared to $0.1 million during the same period a year earlier reflecting increased activity in preparation for the final phase of the case, which commenced during Q2 2013. Other expenses were largely unchanged quarter over quarter. As a result, operating loss for both Q3 2013 and Q3 2012 was $(1.0) million.

As described above, the Company recorded an unrealized gain on derivative liability of $0.1 million during both Q3 2013 and Q3 2012.

3.2 Unusual Items

There were no unusual items in Q3 2013.

3.3 Summary

Slightly lower exploration costs during Q3 2013 compared to Q3 2012 were offset by slightly higher Arbitration costs, which resulted in an operating loss of $(1.0) million for the third quarter of both fiscal 2013 and 2012. This loss was negligibly decreased by an unrealized gain on derivative liability of $0.1 million during both Q3 2013 and Q3 2012, which resulted in a net loss and comprehensive loss of $(0.9) million for each of Q3 2013 and Q3 2012.

4. Summary of Quarterly Results

Summary of Quarterly Results* (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Fiscal 2013			Fiscal 2012				Fiscal 2011
	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Income (Loss) and Comprehensive Income (Loss)	$(865)	$(1,351)	$(558)	$(343)	$(920)	$(783)	$212	$(296)
Income (Loss) per share – basic and diluted	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$0.00	$(0.00)

* All results reported above were prepared in accordance with IFRS.

The Company typically incurs a net quarterly loss. Exploration expenses have been relatively stable over the past 8 quarters. Legal expenses related to the Arbitration action, which commenced in early fiscal 2010, are periodically higher commensurate with the level of activity related to the action. Consequently expenses, which impact net loss and comprehensive loss, have occasionally spiked during certain of the last eight quarters including Q2 and Q3 2013 when documents related to the final phase of the Arbitration were under preparation. During all of fiscal 2012 and the first and third quarters of fiscal 2013, the Company booked unrealized gains on its derivative liability, which in Q1 2012 was substantial enough to offset expenses and result in income for the period. During the past two quarterly periods (Q2 and Q3 2013) a total of roughly two thirds of the Company’s outstanding warrants expired (see Section 14). During Q2 2013 this resulted in a small loss on derivative liability, the result of which was an increase in Loss and Comprehensive Loss for that period. The results of operations for each of the past eight quarterly periods are not affected by seasonal trends and are largely a function of the relative impact of exploration, general and administrative and Arbitration action expenses realized during each quarter as well as unrealized gains or losses on the Company’s derivative liability.

5. Liquidity

The Company’s cash and cash equivalents at January 31, 2013 stood at $1.6 million, which is$0.8 million higher than the April 30, 2012 balance of $0.8 million. Short-term investments also increased, from $0.5 million at April 30, 2012 to $1.2 million at January 31, 2013. As a result of these increases in cash and cash equivalents and short-term investments, current assets increased by $1.5 million during the first nine months of fiscal 2013, from $1.4 million at April 30, 2012 to $2.9 million at January 31, 2013. This increase reflects increases in cash and cash equivalents from the proceeds of a private placement financing undertaken during Q2 2013 and redemptions from short term investments, offset by expenditures of cash on the purchase of new short term investments and on exploration and project generation expenses, general and administrative costs associated with maintaining a public company, and expenditures related to the Arbitration action.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing in the future in order to conduct substantial exploration programs and meet property commitments, for administrative purposes and potentially for legal expenses related to the Arbitration. The costs for the Arbitration are substantial and are anticipated to increase as the case proceeds to through the final, merits-based phase. While the Company has entered into a service and fee agreement with its Arbitration legal counsel that provides legal fee cost certainty, and, as a result of its recent private placement financing, has the funds in place to pay the legal costs related to the final phase of the Arbitration, additional Arbitration-related costs including but not limited to costs related to expert witness testimony, that fall outside of the service and fee agreement, will be incurred, and along with ongoing general and administrative and regulatory expenses, will likely necessitate additional financing in the future. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity. See Section 13 – Risks and Uncertainties herein and Section 14.1 – Financing Risks in the Company’s fiscal 2012 MD&A.

5.1 Cash Flow Used For Operating Activities

The Company realized a net loss for the first nine months of fiscal 2013 of $(2.8) million compared to net loss of $(1.5) million for the same period a year earlier. Operating results in both periods were offset by a number of items not affecting cash including, notably, unrealized gains from derivative liabilities of $0.2 million the first nine months of fiscal 2013 compared to $1.5 million during the first nine months of fiscal 2012, as well as changes in several non-cash working capital items including negligible changes in accounts payable and accrued liabilities. As a result, cash flow used for operating activities increased by $0.2 million period over period ($(2.5) million for the first nine months of fiscal 2012 compared to $(2.7) million for the first nine months of fiscal 2013.

5.2 Cash Flow Used For Investing Activities

During the first nine months of fiscal 2013 the Company made purchases of $(1.9) million of short term investments and redemptions of $1.1 million, compared to purchases of short term investment of $(0.3) million during the first nine months of fiscal 2012 (with no offsetting redemptions). Negligible purchases of property plant and equipment were made during the first nine months of fiscal 2012 compared to $nil for the same period of the current fiscal year. As a result, $(0.8) million in cash flow was used for investing activities during the first nine months of fiscal 2013 compared to $(0.4) million in cash flow used for investing activities during the first nine months of fiscal 2012.

5.3 Cash Flow Provided by Financing Activities

The Company realized $4.2 million in cash flow from financing activities during the first nine months of fiscal 2013, compared to $3.7 million in financing cash flow during the same period a year earlier.

The financing cash flow for the nine months ended January 31, 2013 relates to a private placement financing undertaken that closed on October 3, 2012 in which a single subscriber, OceanaGold Corporation, purchased 42,150,000 common shares of the Company at CAD $0.10 per share, for total proceeds of CAD $4,215,000. The financing cash flow for the nine months ended January 31, 2012 relates to a private placement financing that closed on May 3, 2011, in which gross proceeds of CDN $3,696,000 was raised through the issuance of 17,600,000 units (“Units”) at a price of CDN $0.21 per Unit. Each Unit issued in this financing consists of one common share in the Company and one half of one non-transferable share purchase warrant that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing.

5.4 Contractual Obligations

The Company is committed to payments under operating leases for office premises. The following table lists as of October 31, 2012, information with respect to the Company’s known contractual obligations.

Contractual Obligations (all amounts in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Operating Lease Obligations	$21	$11	$10	-	-
Accounts Payable and Accrued Liabilities	$1,574	$1,574	-	-	-
Total	$1,595	$1,585	$10	-	-

6. Capital Resources and Financial Condition

6.1 Working Capital

At January 31, 2013, the value of the Company’s current assets was $2.9 million, compared to $1.4 million at April 30, 2012, an increase of $1.5 million. This increase is primarily the result of an increase in cash related to the Company’s October 2012 private placement financing, offset by expenditures of cash on exploration, general and administrative responsibilities and the Arbitration action as outlined in Section 5 above. Resource property balances at January 31, 2013 were negligibly higher than the April 30, 2012 balance ($5.51 million and $5.49 million respectively).

At January 31, 2013 the Company had current liabilities of $1.6 million, unchanged from the April 30, 2012 balance of $1.6 million. Of the accounts payable and accrued liability balances, $1.2 million at January 31, 2013 (compared to $1.4 million at April 30, 2012) is due to one vendor associated with the Arbitration action.

As a result of the increase in current assets, the Company’s working capital increased by $1.6 million between April 30, 2012 ((0.2) million) and January 31, 2013 ($1.4 million).

6.2 Financial Condition

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the immediate future beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

During Q1 2013 the Company applied for and was granted a drill permit to conduct a 10-15-hole (approximately 12,000 meter) drill program at the Hog Ranch property, which permit allows for expanding the drill program to 31 holes and is valid for two years from the date of grant. The Hog Ranch drill program is subject to future financing (favourable conditions for which are unlikely to occur until such time as the El Dorado permit has been received) and sourcing of drill contractors, and consequently is not likely to commence during fiscal 2013 as previously anticipated. As described in Section 2.3 and elsewhere, acquisition of the Remance project is in doubt and therefore, no exploration plans for Remance are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for undertaking a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus.

The Company anticipates that the Hog Ranch drill program and associated exploration will cost approximately $1.5 million, with a further $1 million required in the event the Remance property is acquired. Minimal expenditures are anticipated for generative exploration work. The Company will require additional financing in order to carry out the planned Hog Ranch drill program, as well as any other future exploration work of a substantive nature.

[The foregoing paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management plans to undertake during and subsequent to fiscal 2013. These forward-looking statements are based on various assumptions including but not limited to: the Company’s ability to secure additional financing; anticipated exploration plans for the Hog Ranch property; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the possible acquisition of the Remance property; and the availability and accessibility of additional projects the Company may be interested in acquiring. The projected exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated. The foregoing paragraphs also contain forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for the remainder of fiscal 2013 and beyond may not occur as planned.]

As a result of recently adopted measures aimed at reducing staffing expenses, the Company’s general and administrative costs are expected to decrease marginally during the remainder of fiscal 2013 and remain stable into the foreseeable future. Expenditures related to the Arbitration claim are expected to be substantial as the case proceeds through the final phase. At January 31, 2013, the Company had accumulated a liability of approximately $1.2 million related to the Arbitration. Additional working capital (likely through equity financing) will be required to fund ongoing general and administrative costs. Though the Company has signed a service and fee agreement with its Arbitration legal counsel (as described in Section 2.1.4 and elsewhere) that will preclude legal fee cost overruns, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and may be substantial.

[The foregoing paragraph contains forward-looking statements regarding general and administrative and legal expenses anticipated during the remainder of fiscal 2013 and beyond, and the requirement for additional financing to fund future expenses. These statements are based on management’s assumption that the Arbitration action will continue toward a conclusion and the anticipated costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the Arbitration may be averted and the requirement for Arbitration-specific financing may not materialize.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash in the future to fund exploration and administrative expenses. As at January 31, 2013, the Company has working capital of $1.4 million, has incurred losses since inception and has an accumulated deficit of $92.6 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future financing. The Company will need to raise additional funds to support exploration and administration expenses and may require additional funds to support expenses related to the Arbitration action that fall outside of its legal services agreement. While the Company has been successful in obtaining financing in the past, there is no assurance that sufficient funds will be available to the Company, or be available on favourable terms in the future. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity. Readers are encouraged to thoroughly review the Risks and Uncertainties outlined in Section 13 below and more thoroughly described in Section 14 of the Company’s Fiscal 2012 MD&A.

6.3 Off-Balance Sheet Arrangements

The Company does not currently have any off-balance sheet arrangements.

7. Proposed Transactions

Pacific Rim is continually reviewing potential project acquisitions and other opportunities that could enhance shareholder value.

Other than the Hog Ranch joint venture option, which involves future payments of shares (as disclosed in Section 2.2) and the potential Remance project acquisition, which if completed, will involve payments of cash and shares (as disclosed in Section 2.3), there are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

8. Related Party Transactions

The Company received bookkeeping, accounting and tax preparation services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid during the nine months ended January 31, 2013 was $104 thousand.

9. Critical Accounting Policies and Estimates

The interim condensed consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended April 30, 2012.

The accounting policies used in the preparation are consistent with those of the previous financial year (Fiscal 2012) and are fully described in the Company’s Fiscal 2012 MD&A and audited annual financial statements for the year ended April 30, 2012. Readers are referred to these documents.

9.1 Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include, going concern assumption and assessment of whether there are any indicators of impairment over mineral property interests. Significant areas where estimates are applied include the recoverability of mineral property costs, valuation of warrant derivatives, and estimates with respect to recognition of potential obligations and liabilities. Actual results could differ from our estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The following are considered critical accounting estimates and judgements used in the preparation of the Company’s financial statements for Q3 2013:

Asset carrying values and impairment assessment

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the GOES’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of the Company, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

The Company’s US subsidiary, PacRim, commenced an Arbitration claim (described above in Section 2.1.4 above) at ICSID, a branch of the World Bank in Washington, DC. If the Company is unsuccessful in obtaining a permit for El Dorado or in the Arbitration, or if other factors beyond the control of the Company come to pass, such developments could adversely impact existing or future operations in El Salvador or result in the impairment of the El Dorado property in the future. Such impairment could be material. As at January 31, 2013, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at January 31, 2013 and current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of January 31, 2013. To date, the Company’s discussions with its legal counsel representing the Company in the Arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

Impairment of Non-financial Assets

The carrying amounts of non-financial assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the statement of loss.

Readers are referred to Notes 2, 3, 4 and 15 to the Fiscal 2012 annual audited consolidated financial statements for additional information about Accounting Estimates and Policies and recent Accounting Pronouncements.

10. Financial Instruments

The primary financial instruments currently affecting the Company’s financial condition and results of operations are cash and cash equivalents, receivables, deposits and prepaids. The following describes the types of risk associated with these instruments and the way in which such exposure is managed.

10.1 Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company believes it has sufficient working capital as at January 31, 2013 to meet its accounts payable and accrued liabilities in addition to its anticipated general and administrative expenses and the estimated costs of pursuing the Arbitration action during the remainder of fiscal 2013. However, additional financing will be required in order to complete the Arbitration (although the service and fee agreement provides certainty as to legal expenses, additional expenses related to the Arbitration including but not limited to costs related to expert witness testimony, will be incurred and additional unforeseen costs may arise) and to undertake any significant exploration work including the Hog Ranch drill program. Additional future financing will also be required to meet the Company’s ongoing working capital requirements.

The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. As disclosed in Section 6, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Readers are encouraged to thoroughly review the Company’s Capital Resources and Financial Condition (Section 6), Risks and Uncertainties (Section 13) and Outlook (Section 15).

[The foregoing paragraph contains forward-looking statements regarding the Company’s liquidity and its ability to meet its exploration and general and administrative financial responsibilities during fiscal 2013 and beyond, as well as management’s assessment that it will require financing in order to complete the Arbitration and to undertake any future significant exploration work. These estimations are made by management based on anticipated work programs, current cash balances, exploration and legal cost estimates, the expectation that the Arbitration action will continue during fiscal 2013 and beyond, and other factors, any of which, if incorrect, can cause actual results to differ (for instance, the Company may not require financing ear-marked for the Arbitration if a resolution to the El Dorado permit is achieved). There are no guarantees that financing, on acceptable terms, will be available to the Company. Readers are encouraged to review the Risks and Uncertainties outlined in Section 13 and more thoroughly described in Section 14 of the Company’s fiscal 2012 MD&A.]

10.2 Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s exposure to credit risk is primarily attributable to its liquid financial assets and the maximum credit risk the Company is exposed to is 100% of cash and receivables. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with major international financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

10.3 Foreign Exchange Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At January 31, 2013 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.1 million in the Company’s net earnings. See Section 14.14 of the Company’s fiscal 2012 MD&A for further discussion of this topic. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

10.4 Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments are generally held to maturity. Based on the amount of cash and cash equivalents invested as at January 31, 2013 and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would not be significant.

11. Environmental Matters

11.1 U.S. Operations

The Company’s US operations are subject to federal, state and local environmental laws and regulations. The Company’s US interests consist of the Hog Ranch property (an early-stage exploration property) and its prior ownership of the Denton-Rawhide operation.

A thorough description of potential environmental liabilities related to the Company’s US property interests, as well as its efforts to mitigate environmental risks at its US properties is provided in the Company’s Fiscal 2012 MD&A.

11.2 International Operations

The Company’s international exploration properties, currently located in El Salvador, are governed by existing local environmental laws, though the Company elects in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

A thorough description of potential environmental liabilities related to the Company’s International property interests, as well as its efforts to mitigate environmental risks at its Salvadoran properties is provided in the Company’s Fiscal 2012 MD&A.

12. Controls and Procedures

12.1 Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of its disclosure controls and procedures as of January 31, 2013. Based on this evaluation, and as a result of the material weakness in the Company’s internal control over financial reporting discussed below under “Management’s annual report on internal control over financial reporting”, the Chief Executive Officer and Chief Financial Officer also concluded that the disclosure controls and procedures were not effective as of January 31, 2013.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

12.2 Internal Controls Over Financial Reporting

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company’s management, including the CEO and CFO, have evaluated the effectiveness of the Company’s internal control over financial reporting as at January 31, 2013. This evaluation was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management concluded that the Company’s internal control over financial reporting was not effective as of January 31, 2013.

During the period covered by this report, there has been no change to the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financing reporting.

12.3 Material Weakness

A material weakness is a deficiency (as defined in PCAOB Auditing Standard No. 5), or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of January 31, 2013, the Company identified the following material weakness that applies to both disclosure controls and procedures and internal controls over financial reporting:

The company does not maintain adequate segregation of duties necessary to ensure complete and accurate financial reporting. Specifically, the Company’s Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This lack of segregation of duties has the potential to result in material misstatements in the Company’s consolidated financial statements that would not be prevented or detected, and as such has been determined to be a material weakness in internal controls over financial reporting which also impacts the company’s disclosure controls and procedures.

As of the date of this report, management has not yet developed a plan to remediate the material weakness. Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff that would be required to correct the weakness at this time.

13. Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently cyclical and risky. Exploration is also capital intensive and the Company has no source of income. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due to the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Company’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Company. The most significant risks and uncertainties faced by the Company include (in no specific order) but are not limited to:

  Risks related to financing and the Company’s ability to secure funding necessary to maintain its business operations
  Risks related to operating in foreign jurisdictions including: political and economic stability, permitting, rule of law, social unrest, corruption and regulations
  Risks related to the Company’s title to its properties
  Risks related to maintenance of exchange listing and/or foreign private issuer status
  Risks related to exploration, development and operation including the possibility that the Company will not find mineralization that is economic to extract, or will be unable to secure the financing necessary to bring a project into production
  Risks related to the reliability of mineralization estimates
  Risks related to environmental regulation, environmental hazards and reclamation liabilities
  General economic risks, and
  Risks related to the Company’s reliance on a small number of key individuals to carry out its mandate.

For a more detailed discussion of risks and uncertainties faced by the Company, readers are strongly encouraged to review Section 14 of the Company’s Fiscal 2012 MD&A and/or its Annual Information Form filed for the year ended April 30, 2012.

14. Outstanding Share Data

The following table outlines the common shares, options and warrants outstanding at and subsequent to the Company’s last year end to March 12, 2013:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2012	168,601,708	12,800,000	33,164,100
Issued May 1 to July 31, 2012	200,000	nil	nil
Forfeited or expired May 1 to July 31, 2012	nil	nil	nil
Balance on July 31, 2012	168,801,708	12,800,000	33,164,100
Issued August 1 to October 31, 2012	42,150,000	3,660,000	nil
Forfeited or expired August 1 to October 31, 2012	nil	225,000	10,790,000
Balance on October 31, 2012	210,951,708	16,235,000	22,374,100
Issued November 1 to January 31, 2013	nil	nil	nil
Forfeited or expired November 1 to January 31, 2013	nil	nil	nil
Balance on January 31, 2013	210,951,708	16,235,000	22,374,100
Issued February 1 to March 12, 2013	nil	nil	nil
Forfeited or expired February 1 to March 12, 2013	nil	975,000	12,741,000
Balance on March 12, 2013	210,951,708	15,260,000	9,633,100

15. Outlook

Exploration

During the first half of fiscal 2013, the Company applied for and was granted a drill permit to conduct a 10-15 hole (approximately 12,000 meter) Phase 1 drill program at Hog Ranch, which permit allows for expansion of the drill program to 31 holes and is valid for two years from the date of grant. The Company has selected and prioritized drill targets for Hog Ranch but has elected to forestall commencement of this Phase 1 drill program until such time as it can minimize the dilution on the cost of capital necessary to undertake the program (conditions for which are not likely to occur until such time as the El Dorado permit is granted). In addition to being subject to financing, commencement of this drill program is dependent on sourcing of drill contractors at a competitive rate. As such, the Hog Ranch drill program is not likely to occur during fiscal 2013 as was previously anticipated.

The Company’s acquisition of the Remance property is on hold and highly uncertain at this time, pending the vendor’s legal appeal of the Government of Panama’s recent decision to deny extension of the Remance concession term. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, it does not intend to sign a final agreement to acquire the Remance project unless the term of the concession is extended.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains hopeful that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving its permitting issues in El Salvador including receipt of the environmental and mining permits for the El Dorado project as well as re-establishing the exploration licence for Santa Rita.

The Company continues to evaluate new project opportunities in North and Central America.

The planned Phase 1 Hog Ranch drill program described above and in Section 2.2 is expected to cost approximately $1.5 million. However, commencement of this drill program is dependent on securing adequate future financing, and procurement of drill contractors and as such, its timing is currently uncertain. If the Remance project is acquired, the Company will require financing to undertake an exploration program, as per the terms of its Remance letter of intent that is anticipated to cost approximately $1.0 million. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through the remainder of fiscal 2013 and for the foreseeable future. See Section 13 -Risks and Uncertainties.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during the remainder of fiscal 2013, its intent to forestall drilling at the Hog Ranch property until such time as additional financing can be secured, its intent to forego signing the final Remance option agreement unless the exploitation concession extension denial is overturned, its conjecture that the El Dorado permitting impasse will eventually be settled and its anticipated requirements for additional funding. Readers are directed to the cautionary notes regarding forward-looking statements related to fiscal 2013 exploration and generative programs above and elsewhere in this report for a discussion of assumptions and risks. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.]

General and Administrative and Legal

As a result of recently adopted measures aimed at reducing its staffing costs, the Company’s general and administrative costs are expected to be marginally reduced during the remainder of fiscal 2013 following which they will stabilize. Additional working capital (likely through equity financing) will be required in the future to fund ongoing general and administrative costs. Expenditures related to the Arbitration claim are expected to be substantial as the case proceeds through the final phase. Though the Company has signed a service and fee agreement with its Arbitration legal counsel (as described in Section 2.1.4 and elsewhere) that will preclude legal fee cost overruns, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and may be substantial.

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless these diplomatic efforts are successful, the Arbitration action is expected to proceed during the remainder of fiscal 2013 and beyond. The Company and its legal counsel are currently preparing for the final phase of the ICSID Arbitration case. PacRim’s Memorial (initial written testimony in which the details of its case our presented) is now in preparation and will be submitted to the Tribunal in late March 2013. This submission will be followed by a written response from the GOES and oral testimony by both parties before the Tribunal. Based on these submissions and testimonies, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws. The final phase of the Arbitration case is expected to continue through calendar 2013 and potentially beyond.

[The foregoing paragraph contains forward-looking statements regarding general and administrative and legal expenses anticipated during the remainder of fiscal 2013 and beyond, and the requirement for additional financing to fund future expenses. These statements are based on management’s assumption that the Arbitration action will continue through fiscal 2013 and beyond and the anticipated costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the Arbitration may be averted and the requirement for Arbitration-specific financing may not materialize.]

Key Issues

Important corporate and technical issues facing the Company in the coming fiscal months (and beyond) include: developments related to the Arbitration action; ongoing efforts to reach a resolution to the El Dorado permitting impasse with the GOES; the Company’s ability to secure adequate future financing for ongoing Arbitration-related costs, general working capital purposes, and exploration expenses including the planned Hog Ranch drill program and maintenance of the El Salvador and Nevada properties; the execution and outcome of the Company’s Phase 1 drill program at the Hog Ranch property; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. Readers are strongly encouraged to review the information provided in Section 13 – Risks and Uncertainties and more thoroughly detailed in Section 14 of the Company’s fiscal 2012 MD&A.

[The foregoing paragraph contains forward-looking information regarding events and situations management anticipates the Company will face during the remainder of fiscal 2013 and beyond. These statements are based on timelines provided to the Company by arms-length parties, management’s identification and current perusal of potential new project acquisitions, and the Company’s current cash position and anticipated budget requirements for the coming year. The Company’s financial results and/or business plans may be affected and/or differ from what is currently anticipated should any of these assumptions prove incorrect. Readers are encouraged to review Sections 6 and 13.]

16. Additional Sources of Information

Additional sources of information regarding Pacific Rim include: information available on SEDAR

(www.sedar.com) and EDGAR (www.sec.gov) including: the Company’s unaudited interim financial statements published quarterly; the Company’s fiscal 2012 audited annual consolidated financial statements; the Company’s fiscal 2012 MD&A; the Company’s Annual Information Form and 20-F filings. These documents, as well as other information regarding the Company, are available on the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

17. NI 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim.

The most recent El Dorado resource estimate was conducted in January 2008 and was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom is an independent Qualified Person as defined in NI 43-101.

A pre-feasibility study for the El Dorado project was completed in January 2005. This pre-feasibility study is supported by a technical report prepared for the Company by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of the Company, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.